UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.  20549

                                    SCHEDULE 13G

                      Under the Securities Exchange Act of 1934
                                 (Amendment No. 2)*

                         Patriot Transportation Holding, Inc.

                                  (Name of Issuer)

                                   Common Stock

                           (Title of Class of Securities)


                                    30262E 10 9
                                   (CUSIP Number)

                                  December 9, 2002

               (Date of Event Which Requires Filing of this Statement)

                                 Daniel B. Nunn, Jr.
                                  McGuireWoods LLP
                                50 North Laura Street
                                     Suite 3300
                             Jacksonville, Florida  32202
                                   (904) 798-2654

           (Name, Address and Telephone Number of Person Authorized to
                           Receive Notices and Communications)

              Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)
     [_] Rule 13d-1(c)
     [x] Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     This Amendment No. 2 to Schedule 13G is filed with respect to an event occurring in December, 2002. On December 9, 2002, the Issuer repurchased 111,300 shares of common stock, which may be deemed to have triggered reporting obligations under Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). None of the undersigned have engaged in any event or transaction that otherwise would trigger a reporting obligation under Section 13 of the Exchange Act.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                                 SCHEDULE 13G


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CUSIP No.: 30262E 10 9
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1  NAME OF REPORTING PERSON
   Baker Holdings, L.P.
   FEIN:  59-2560711

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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [X]
                                                       (b) [_]

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3  SEC USE ONLY
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4  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
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                         5  SOLE VOTING POWER
                            0
NUMBER OF SHARES         ----------------------------------------
  BENEFICIALLY           6  SHARED VOTING POWER
   OWNED BY                 1,061,521
     EACH                ----------------------------------------
   REPORTING             7  SOLE DISPOSITIVE POWER
    PERSON                  0
     WITH                ----------------------------------------

                         8  SHARED DISPOSITIVE POWER
                            1,061,521
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					2

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,061,521
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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES [   ]
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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    34.8%
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12  TYPE OF REPORTING PERSON
    PN
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                                  SCHEDULE 13G

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CUSIP No.: 30262E 10 9
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1  NAME OF REPORTING PERSON
   Baker Investment Holdings, Inc.
   FEIN:  51-0395727

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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [X]
                                                       (b) [_]

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3  SEC USE ONLY
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4  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
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                         5  SOLE VOTING POWER
                            0
NUMBER OF SHARES         ----------------------------------------
  BENEFICIALLY           6  SHARED VOTING POWER
   OWNED BY                 1,061,521
     EACH                ----------------------------------------
   REPORTING             7  SOLE DISPOSITIVE POWER
    PERSON                  0
     WITH                ----------------------------------------
                         8  SHARED DISPOSITIVE POWER
                            1,061,521
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					3

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,061,521
-----------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES [   ]
-----------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    34.8%
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12  TYPE OF REPORTING PERSON
    CO
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                                SCHEDULE 13G

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CUSIP No.: 30262E 10 9
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1  NAME OF REPORTING PERSON
   Edward L. Baker
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [X]
                                                       (b) [_]
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3  SEC USE ONLY
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4  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States
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                         5  SOLE VOTING POWER
                            114,276
NUMBER OF SHARES         ----------------------------------------
  BENEFICIALLY           6  SHARED VOTING POWER
   OWNED BY                 1,061,953
     EACH                ----------------------------------------
   REPORTING             7  SOLE DISPOSITIVE POWER
    PERSON                  111,734
     WITH                ----------------------------------------
                         8  SHARED DISPOSITIVE POWER
                            1,061,953
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					4

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,103,590
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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES [ X ]
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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    36.2%
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12  TYPE OF REPORTING PERSON
    IN
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                                 SCHEDULE 13G

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CUSIP No.: 30262E 10 9
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1  NAME OF REPORTING PERSON
   John D. Baker II
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [X]
                                                       (b) [_]
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3  SEC USE ONLY
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4  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States
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                         5  SOLE VOTING POWER
                            108,951
NUMBER OF SHARES         ----------------------------------------
  BENEFICIALLY           6  SHARED VOTING POWER
   OWNED BY                 1,101,821
     EACH                ----------------------------------------
   REPORTING             7  SOLE DISPOSITIVE POWER
    PERSON                  107,402
     WITH                ----------------------------------------
                         8  SHARED DISPOSITIVE POWER
                            1,101,821
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					5

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,181,472
-----------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES [X]

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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    38.7%
-----------------------------------------------------------------
12  TYPE OF REPORTING PERSON
    IN



Item 1.

     (a)  The name of the Issuer is Patriot Transportation
Holding, Inc.

     (b) The Issuer's principal executive offices are located at 1801 Art Museum Drive, Jacksonville, Florida 32207.

Item 2.

     (a) This Schedule 13G is filed on behalf of Baker Holdings, L.P., a Delaware limited partnership (the "Partnership"), Baker Investment Holdings, Inc., a Delaware corporation and the general partner of the Partnership (the "General Partner"), and Edward L. Baker and John D. Baker II, individually (collectively, the "Reporting Persons").

     (b) The principal executive offices of the Partnership and the General Partner are located at 300 Delaware Avenue,
Wilmington, Delaware  19801.

          The principal business address for the two individual
Reporting Persons, Edward L. Baker and John D. Baker II, is 155
East 21st Street, Jacksonville, Florida  32206.

     (c) The Partnership was originally organized as a Florida limited partnership but was converted into a Delaware limited partnership on December 23, 1999. The General Partner was organized in December 1999 as a Delaware corporation to serve as the new general partner of the Partnership. The individual Reporting Persons are brothers and are citizens of the United States.

     (d) This Schedule 13G relates to the common stock of the Issuer, par value $.10 per share.

     (e)  The CUSIP number of the common stock is 30262E 10 9.

Item 3.

     Not applicable

Item 4.


     (a)  Amount beneficially owned:*

          1)   Baker Holdings, L.P.:                   1,061,521

          2)   Baker Investment Holdings, Inc.:        1,061,521

          3)   Edward L. Baker:                        1,103,590

          4)   John D. Baker II:                       1,181,472

          Total:                                       1,223,541 shares

     (b)  Percent of class:*

          1)   Baker Holdings, L.P.:                   34.8%

          2)   Baker Investment Holdings, Inc.:        34.8%

          3)   Edward L. Baker:                        36.2%

          4)   John D. Baker II:                       38.7%

          Total:                                       40.1%

     (c)  Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote:*

               1)   Baker Holdings, L.P.:              0

               2)   Baker Investment Holdings, Inc.:   0

               3)   Edward L. Baker:                   114,276

               4)   John D. Baker II:                  108,951

					7

               Total:                                  223,227

          (ii) Shared power to vote or to direct the vote:*

               1)   Baker Holdings, L.P.:              1,061,521

               2)   Baker Investment Holdings, Inc.:   1,061,521

               3)   Edward L. Baker:                   1,061,953

               4)   John D. Baker II:                  1,101,821

               Total:                                  1,102,253

          (iii)     Sole power to dispose or to direct the disposition of:*

               1)   Baker Holdings, L.P.:              0

               2)   Baker Investment Holdings, Inc.:   0

               3)   Edward L. Baker:                   111,734

               4)   John D. Baker II:                  107,402

               Total:                                  219,136

          (iv) Shared power to dispose or to direct the disposition of:*

               1)   Baker Holdings, L.P.:              1,061,521

               2)   Baker Investment Holdings, Inc.:   1,061,521

               3)   Edward L. Baker:                   1,061,953

               4)   John D. Baker II:                  1,101,821

               Total:                                  1,102,253


     In addition to the beneficial holdings set forth above, the Partnership and its partners may be deemed to constitute a "group" under Section 13(d)(3) of the Exchange Act for the purpose of acquiring, holding and disposing of the Issuer's securities. Pursuant to Rule 13d-5(b)(i), the shares beneficially owned by each partner may therefore be deemed to be beneficially owned by the Partnership and by virtue of their status as partners of the Partnership, to be beneficially owned by each individual Reporting Person. However, pursuant to Rule 13d-4, the Partnership disclaims beneficial ownership of the shares individually owned by its partners, and the General Partner and Messrs. Edward L. Baker and John D. Baker II each disclaim beneficial ownership of the shares owned by the other individual Reporting Persons.

     *Edward L. Baker has sole voting and dispositive powers with respect to 83,639 shares he holds as trustee for the minor children of John D. Baker II (which shares are excluded from the beneficial ownership calculation for John D. Baker II). Pursuant to Rule 13d-4, Mr. Baker disclaims beneficial ownership of the shares under such trust. Edward L. Baker has sole voting and dispositive ownership over 1,904 shares he holds directly and over 26,191 shares held by the Edward L. Baker Living Trust. Edward L. Baker has shared voting and dispositive power with respect to 432 shares held by STABANCO, as nominee of SunTrust Bank, in a fiduciary account with respect to which Mr. Baker has potential income rights.

     1,061,521 shares (approximately 34.8% of the Issuer's total number of shares outstanding) are directly owned by the Partnership. The General Partner and the Partnership have shared voting and dispositive power with respect to such shares. Edward
L. Baker and John D. Baker II are directors and shareholders of the General Partner and, accordingly, may be deemed to be the beneficial owner of such shares.

     Edward L. Baker has sole voting power but no dispositive power with respect to 2,542 shares held for his account pursuant to a Tax Reduction Act Employee Stock Ownership Plan ("TRAESOP") established by the Issuer's affiliate.

     Pursuant to Rule 13d-3(d), Edward L. Baker is deemed to be the beneficial owner of 11,000 shares held under options which are exercisable within 60 days of December 31, 2002.

     Edward L. Baker may be deemed to be the beneficial owner of 400 shares directly owned by his wife. Pursuant to Rule 13d-4, Mr. Baker disclaims such beneficial ownership.

     John D. Baker II has sole voting and dispositive power with respect to the 107,402 shares in the John D. Baker II Living
Trust.

     John D. Baker II has sole voting power but no dispositive power with respect to 1,549 shares held for his account pursuant to a TRAESOP established by the Issuer's affiliate.

     Pursuant to Rule 13d-3(d), John D. Baker II is deemed to be the beneficial owner of 11,000 shares held under options which are exercisable within 60 days of December 31, 2002.

     John D. Baker II may be deemed to be the beneficial owner of 40,300 shares held by Regency Square II, a Florida general partnership. Trust B under the will of Martin E. Stein, deceased, is a partner in the Partnership. John D. Baker II is a co-trustee of the

Trust B, and as such, has a one-third shared voting and dispositive power as to the Trust B. Pursuant to Rule 13d-4, Mr. Baker disclaims such beneficial ownership.

     John D. Baker II may be deemed to be the beneficial owner of 1,963 shares held by his wife's living trust. Pursuant to Rule
13d-4, Mr. Baker disclaims such beneficial ownership.

Item 5.     Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another
Person.

     Not applicable.

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on by the Parent
Holding Company.

     Not applicable.

Item 8.  Identification and Classification of Members of the
Group.

     See Exhibit 1.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     Not applicable.

                                 SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, correct and complete.

Dated:    November 20, 2003

                              BAKER HOLDINGS, L.P.

                              By:  Baker Investment Holdings, Inc.

                              By:  /s/Darryl E. Smith
			 	   _________________________
                                   Darryl E. Smith, President


                              BAKER INVESTMENT HOLDINGS, INC.

                              By:  /s/Darryl E. Smith
				   __________________________

                                   Darryl E. Smith, President

                              /s/Edward L. Baker
			      ________________________________
                              Edward L. Baker

                              /s/John D. Baker II
			      ________________________________
                              John D. Baker II


                                 EXHIBIT INDEX


Exhibit 1

     Identity of members of group.

Identity of members of group:

     Baker Holdings, L.P., a Delaware Limited Partnership
     Baker Investment Holdings, Inc., a Delaware corporation
     Edward L. Baker
     John D. Baker II